                                 EXHIBIT (a)(1)

                           OFFER TO PURCHASE FOR CASH
           UP TO 160 OUTSTANDING CONTRACTUAL CONTINGENT PAYMENT RIGHTS
                                  (THE "CCPRs")
                ARISING FROM THE PURCHASE OF CLASS A INTERESTS OF
                          AMGEN CLINICAL PARTNERS, L.P.
                                       AT
                              $240,000 NET PER CCPR
                                       BY
                              PHARMAINVEST, L.L.C.


                                    --------

PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), hereby offers to purchase up to 160 outstanding contractual contingent payment rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. (the "CCPRs"), for cash consideration per CCPR of $240,000 (the "Purchase Price") upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any distributions made or declared by Amgen Inc. ("Amgen" or the "Company") on or after August 29, 1997 and prior to the date on which the Purchaser pays the Purchase Price for the tendered CCPRs. This Offer is made to all current holders of CCPRs (each a "Holder").

                                    --------

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
     NEW YORK CITY TIME ON September 18, 1997, UNLESS THE OFFER IS EXTENDED.

                                    --------

AMGEN'S RESPONSE TO THE OFFER WAS FILED ON FORM 14D-9 WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 21, 1997, A COPY OF WHICH IS ENCLOSED HEREWITH.

                                    --------

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE AGREEMENT OF AMGEN INC. TO TRANSFER CCPRS TO THE PURCHASER.

                                    --------

THE OFFER IS NOT CONDITIONED UPON ANY NUMBER OF CCPRS BEING TENDERED. THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT UPON PURCHASE OF THE CCPRS PURSUANT TO THE OFFER IT AND/OR ITS NOMINEE WILL HAVE FULL RIGHTS TO OWNERSHIP AS TO ALL SUCH CCPRs AND THAT IT AND/OR ITS NOMINEE WILL BECOME ASSIGNEES OF THE PURCHASED CCPRs. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE SECTIONS 1, 2 AND 14 OF THIS OFFER TO PURCHASE.

                                    --------

EACH HOLDER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED DOCUMENTS.

                                -----------------

                                    IMPORTANT

     Any Holder wishing to tender all or a portion of his or her CCPRs should complete and sign the Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary at its address set forth on the back cover of this Offer to Purchase and tender such CCPRs pursuant to the procedures for transfer set forth in Section 3 hereof and in the Instructions attached to the Letter of Transmittal.

     The Purchaser is unaware of any established trading market for the CCPRs. The Purchase Price has been established by the Purchaser, in its sole discretion. No independent opinion, report or appraisal related to the valuation of the CCPRs has been obtained by the Purchaser.

     Questions and requests for assistance may be directed to the Information Agent or the Purchaser at their respective addresses and telephone numbers set forth in the Instructions attached to the Letter of Transmittal and on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Information Agent or the Purchaser.

                                 ---------------

                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----

INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
1.  TERMS OF THE OFFER . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT. . . . . . . . . . . . . . . 3
3.  PROCEDURE FOR TENDERING CCPRs. . . . . . . . . . . . . . . . . . . . . . . 4
4.  WITHDRAWAL RIGHTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER . . . . . . . . . . . 6
6.  PRICE RANGE OF THE CCPRs . . . . . . . . . . . . . . . . . . . . . . . . . 9
7.  EFFECT OF THE OFFER ON EXCHANGE ACT REGISTRATION . . . . . . . . . . . . . 9
8.  CERTAIN INFORMATION CONCERNING CONTRACTUAL CONTINGENT PAYMENT RIGHTS . . . 9
9.  CERTAIN INFORMATION CONCERNING THE PURCHASER . . . . . . . . . . . . . . .11
10.  SOURCE AND AMOUNT OF FUNDS. . . . . . . . . . . . . . . . . . . . . . . .12
11.  BACKGROUND OF THE OFFER . . . . . . . . . . . . . . . . . . . . . . . . .12
12.  PURPOSE OF THE OFFER. . . . . . . . . . . . . . . . . . . . . . . . . . .12
13.  DISTRIBUTIONS TO HOLDERS. . . . . . . . . . . . . . . . . . . . . . . . .13
14.  CERTAIN CONDITIONS OF THE OFFER . . . . . . . . . . . . . . . . . . . . .13
15.  CERTAIN LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .15
16.  FEES AND EXPENSES . . . . . . . . . . . . . . . . . . . . . . . . . . . .15
17.  MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .16
SCHEDULE I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1

To Holders of Contractual Contingent Payment Rights arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P.:

                                  INTRODUCTION

     PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), hereby offers to purchase up to 160 outstanding Class A contractual contingent payment rights (the "CCPRs") arising from the purchase of Class A Interests of Amgen Clinical Partners, L.P. ("ACPLP" or the "Partnership"), for cash consideration per CCPR of $240,000, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Purchase Price will be automatically reduced by the aggregate amount of the value of any distributions made or declared by Amgen Inc. ("Amgen") on or after August 29, 1997 and prior to the date on which the Purchaser pays the Purchase Price for the tendered CCPRs. This Offer is made to all current holders of the CCPRs (collectively "Holders" and individually a "Holder").

     In March 1993, Amgen purchased all of the Class A Interests in ACPLP for a payment of $25,000 (the "Advance Payment") per interest in cash. In addition to the Advance Payment, Amgen issued to each former Class A Limited Partner a CCPR, whereby Amgen pays to each Holder a percentage of revenue from the sale of the Partnership's products through the year 2005.

     The Purchaser and the Funds are making this Offer because the Funds believe that the CCPRs represent an attractive investment opportunity for the Funds at the price offered. There can be no assurance, however, that this belief is correct and, as a result, ownership of CCPRs (either by the Purchaser, the Funds or a Holder who retains his or her CCPRs) remains a speculative investment. The Funds are acquiring the CCPRs solely for investment purposes.

     Amgen's response to the Offer was filed on Form 14D-9 with the Securities and Exchange Commission on August 21, 1997, a copy of which is enclosed herewith.

     The Offer is conditioned upon, among other things, Purchaser being satisfied, in its sole discretion, that upon purchase of the CCPRs pursuant to the Offer it, the Funds and/or their nominee will have full rights to ownership as to all such CCPRs and that it, the Funds, and/or their nominee will become the registered holder of the purchased CCPRs. The Offer is also subject to certain other conditions contained in this Offer to Purchase. See Section 2 and 14.

     According to the most recent quarterly letter dated May 30, 1997, there are 838 CCPRs issued and outstanding.

     Tendering Holders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the purchase of CCPRs pursuant to the Offer. Purchaser will pay all charges and expenses of The Herman Group, as the depositary (the "Depositary"), and the information agent (the "Information Agent") incurred in connection with the Offer. See Section 16.

A Holder may wish to tender CCPRs for a number of reasons:

- OPPORTUNITY FOR LIQUIDITY. The Offer provides a Holder an opportunity to liquidate his or her investment without transaction costs or commissions. Although there are some limited resale mechanisms available to a Holder, there is no formal trading market for the CCPRs and there can be no assurance that one will develop.

- POSSIBLE TAX BENEFIT. A substantial portion of the Purchase Price should be treated as a capital gain to the extent that the Purchase Price exceeds such Holder's basis. The Taxpayer Relief Act of 1997 enacted into law on August 5, 1997, generally reduces the maximum rate of tax on capital gain for individuals, estates and trusts from 28% to 20%, subject to a minimum holding period of 18 months. THE PURCHASER IS NOT EXPRESSING AN OPINION AS TO THE TAX CONSEQUENCES OF TENDERING CCPRS. INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF ACCEPTING THE OFFER.

- ANTICIPATED SLOWER GROWTH IN NEUPOGEN SALES. Sales of Neupogen grew rapidly following the product's launch in 1991, reaching $1,016 million in 1996. There can be no assurance, however, that sales will continue to grow at a rate comparable to historical growth rates. According to the June 30, 1997 Form 10-Q of Amgen, "...worldwide Neupogen sales for 1997 are expected to grow at a rate lower than the 1996 growth rate. Future Neupogen sales increases are dependent primarily upon further penetration of existing markets, the timing and nature of additional indications for which the product may be approved and the effects of competitive products. Although not approved or promoted for use in Amgen's domestic or foreign markets, except for Australia, the Company believes that approximately 10% of its worldwide Neupogen sales are from off-label use as a supportive therapy in various AIDS-related treatments. Changes in AIDS therapies, including therapies that may be less myelosuppressive, are believed to have adversely affected and are expected to continue to adversely affect such sales. Neupogen usage is expected to continue to be affected by cost containment pressures on health care providers worldwide. In addition, international Neupogen sales will continue to be subject to changes in foreign currency exchange rates and government budgets."

- 25% REDUCTION IN PAYMENTS UNTIL ADVANCE PAYMENT IS RECOUPED. Quarterly payments to Holders will be reduced by 25% beginning with the August 1997 payment (related to Neupogen sales made during the 2nd quarter of 1997) until the $25,000 Advance Payment per CCPR has been recouped. Over the last year, payments per quarter have averaged approximately $16,000 per CCPR. As a result, based on the current payment rate, Purchaser estimates that future payments per CCPR will be reduced by approximately $4,000 per quarter for 6-7 quarters.

- VALUE OF THE CCPRs DEPENDENT ON ONE PRODUCT. The value of the CCPRs depends exclusively on the right to receive cash payments based on the future sales of Neupogen. Accordingly, any factor which adversely affects sales of Neupogen could adversely affect the amount of the cash payments on CCPRs.

- CURRENT REALIZATION OF VALUE OF CCPRs. Quarterly payments on the CCPRs will cease after the payment related to Neupogen sales in the fourth quarter of 2005, after which Holders of CCPRs will no longer be entitled to receive payments. The Offer provides an opportunity for Holders currently to realize their investment in CCPRs. In the alternative, a Holder may need to wait an additional 8 years to realize the full value of the CCPR.

- ESTATE PLANNING PURPOSES. The sale of a CCPR in connection with this Offer provides current cash proceeds.

1.  TERMS OF THE OFFER

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment (and thereby purchase) up to 160 CCPRs that are validly tendered and not withdrawn in accordance with Section 4 prior to the Expiration Date. As used in the Offer, the term "Expiration Date" means 12:00 midnight, New York City time, on September 18, 1997, unless and until Purchaser, in accordance with the terms of the Offer, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Offer is not conditioned upon any minimum number of CCPRs being tendered. The Offer is subject to certain other conditions set forth in Sections 2 and 14. The Purchaser expressly reserves the right (but will not be obligated) to waive any or all of the conditions of the Offer. If, by the Expiration Date, any or all of the conditions of the Offer are not satisfied or waived, Purchaser reserves the right (but shall not be obligated) to (i) extend the period during which the Offer is open and, subject to the rights of tendering Holders to withdraw their CCPRs, retain all tendered CCPRs until the Expiration Date, (ii) waive any or all of the conditions of the Offer and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), accept for payment or purchase all validly tendered CCPRs and not extend the Offer, or (iii) terminate the Offer and not accept for payment any CCPRs and return promptly all tendered CCPRs to tendering Holders. Any extension, delay in payment, termination or amendment may be made by giving oral or written notice to the Depositary and will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make such public announcement, except as provided by applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act), the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service or other national news service.

     Following the expiration of the Offer or, in the event that the Offer is not consummated, Purchaser and the Funds may seek to acquire CCPRs through privately negotiated transactions or otherwise, upon such terms and conditions and at such prices as it shall determine, which may be more or less than the Purchase Price and could be for cash or other consideration.

     The Commission has announced that, under its interpretation of Rules 14d-4(c) and 14d-6(d) under the Exchange Act, material changes in the terms of a tender offer or information concerning a tender offer may require that the tender offer be extended so that it remains open a sufficient period of time to allow Holders to consider such material changes or information in deciding whether or not to tender or withdraw their securities. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information. If Purchaser decides to increase or decrease the consideration in the Offer or to make a change in the percentage of CCPRs sought and if, at the time that notice of any such change is first published, sent or given to Holders, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of that notice, the Offer will be extended at least until the expiration of that period of ten business days.

2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT

     If the number of CCPRs validly tendered (and not properly withdrawn) on or before the Expiration Date is greater than 160 CCPRs, the Purchaser will accept for payment (and thereby purchase) only 160 CCPRs. The Purchaser will acquire the CCPRs PRO RATA to the number of CCPRs validly tendered (and not properly withdrawn) on or before the Expiration Date, with appropriate adjustments to avoid purchases in multiples of other than quarter CCPRs. If the number of CCPRs validly tendered (and not properly withdrawn) on or before the Expiration Date is not greater than the 160 CCPRs, Purchaser will purchase all CCPRs validly tendered (and not properly withdrawn) on or before the Expiration Date, upon the terms and subject to the conditions of the Offer.

     In the event that proration is required, Purchaser may not be able to announce the final results of such proration until at least ten business days after the Expiration Date. Subject to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Holders the Purchase Price in respect of CCPRs tendered or return those CCPRs promptly after the termination or withdrawal of the Offer, the

Purchaser does not intend to pay for any CCPRs accepted for payment pursuant to the Offer until the final proration results are known.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and, subject to the foregoing paragraphs, Purchaser will accept for payment (and thereby purchase) and pay for all CCPRs which are validly tendered prior to the Expiration Date (and not properly withdrawn), promptly after the later to occur of (i) the Expiration Date and (ii) the date of satisfaction or waiver of all the conditions to the Offer set forth in this Offer to Purchase. Subject to the applicable rules of the Commission, Purchaser expressly reserves the right to delay acceptance for payment of or payment for CCPRs pending receipt of any regulatory approval specified in Section 15 or in order to comply, in whole or in part, with any other applicable law or government regulation. See Sections 14 and 15.

     In all cases, payment for CCPRs purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed with notarized signatures (ii) any other required documents, and (iii) written notice from Amgen confirming transfer of tendered CCPRs.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased CCPRs validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such CCPRs for payment. Payment for CCPRs accepted pursuant to the Offer will be made by deposit of the Purchase Price with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payment from Purchaser and transmitting payment to tendering Holders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Holders, Purchaser's obligation to make such payment shall be satisfied and tendering Holders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of CCPRs pursuant to the Offer. Purchaser will pay any transfer taxes incident to the transfer to it of validly tendered CCPRs, as well as any charges and expenses of the Depositary and the Information Agent. Under no circumstances will interest accrue on the consideration to be paid for the CCPRs by Purchaser, regardless of any delay in making such payment.

     If, prior to the Expiration Date, Purchaser increases the consideration to be paid per CCPR pursuant to the Offer, Purchaser will pay the increased consideration for all the CCPRs purchased pursuant to the Offer, whether or not the CCPRs were tendered prior to the increase in consideration. Purchaser does not currently expect to increase the consideration to be paid per CCPR pursuant to the Offer.

     Purchaser reserves the right to transfer or assign, in whole at any time, or in part from time to time, to one or more of its affiliates, the right to purchase all or any portion of the CCPRs tendered pursuant to the Offer, provided that any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering Holders to receive payment for CCPRs validly tendered and accepted for payment pursuant to the Offer.

3.  PROCEDURE FOR TENDERING FOR CCPRS

     In order for a Holder to tender his or her CCPRs pursuant to the Offer a properly completed and duly executed Letter of Transmittal with the required notarized signatures and any other required documents must be received by the Depositary at the Depositary's address set forth on the back cover of this Offer to Purchase prior to the Expiration Date.

     A tender of CCPRs will constitute an acceptance by the tendering Holder of the terms and conditions of the Offer, as well as the tendering Holder's representation and warranty that (i) such Holder owns the CCPRs being tendered,
(ii) such Holder has full power and authority to tender, sell, assign and transfer such CCPRs and (iii) when such CCPRs are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and will not be subject to any adverse claim. The Purchaser's acceptance for payment of CCPRs tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and the Purchaser upon the terms and subject to the conditions of the Offer.

     DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of CCPRs pursuant to any of the procedures described above will be determined by Purchaser in its sole discretion, which determination shall be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of CCPRs determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful and reserves the absolute right to waive any defect or irregularity in any tender of CCPRs. Purchaser also reserves the absolute right to waive or amend any or all of the conditions of the Offer. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and its instructions) will be final and binding on all parties. No tender of CCPRs will be deemed to have been validly made, until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     APPOINTMENT as PROXY. By executing and delivering the Letter of Transmittal, a tendering Holder irrevocably appoints designees of Purchaser as his or her attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of the Holder's rights with respect to the CCPRs (and with respect to any and all other securities issued or issuable in respect of such CCPRs on or after the date hereof) tendered by the Holder. All such powers of attorney and proxies will be considered coupled with an interest in the tendered CCPRs and all prior powers of attorney and proxies given by the Holder with respect to the CCPRs will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by the Holder. Designees of Purchaser will be empowered to exercise all voting and other rights of the Holder with respect to such CCPRs as they in their sole discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Holders, or any adjournment or postponement of any such meeting, or in connection with any action by written consent in lieu of any such meeting or otherwise. Purchaser reserves the absolute right to require that, in order for CCPRs to be validly tendered, immediately upon Purchaser's acceptance for payment of the CCPRs, Purchaser must be able to exercise full voting and other rights with respect to the CCPRs.

     A tender of CCPRs pursuant to any of the procedures described above will constitute the tendering Holder's acceptance of the terms and conditions of the Offer. Purchaser's acceptance for payment of CCPRs tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and Purchaser upon the terms and conditions of the Offer.

     The Depositary has agreed to act as such for the convenience of the Purchaser. The Depositary will act upon the instructions of the Purchaser and will deliver all documents deposited with it as instructed by the Purchaser.
The Depositary has no obligation to any Holder who tenders CCPRs. If any controversy arises between the Purchaser and any other person concerning the CCPRs or concerning this Offer to Purchase, the Letter of Transmittal, or the subject matter of any thereof, the Depositary will not be required to determine the controversy or to take any action regarding it. The Depositary may hold all documents and property and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Depositary's discretion, may be required, notwithstanding any other provision of this Offer to Purchase or the Letter of Transmittal. In such event, the Depositary will not be liable for any interest, damages or expenses. Furthermore, the Depositary may at its option, file an action of interpleader requiring such persons to answer and litigate any claims and rights among themselves. The Depositary is authorized to deposit with the clerk of the court all documents and property held. Upon initiating such action, the Depositary shall be fully released and discharged of and from all obligations and liabilities involving the documents or property, except for obligations and liabilities arising by reason of the prior gross negligence or willful misconduct on the part of the Depositary.

4.  WITHDRAWAL RIGHTS

     Tenders of CCPRs made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. CCPRs tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser as provided in this Offer to Purchase, may also be withdrawn at any time after October 20, 1997. If Purchaser extends the Offer, is delayed in its purchase of or payment for CCPRs, or is unable to purchase or pay for CCPRs for any reason, then, without prejudice to the rights of Purchaser, tendered CCPRs may be retained by the Depositary on behalf of Purchaser and may not be withdrawn, except to the extent that tendering Holders are entitled to withdrawal rights as set forth in this Section 4.

     The reservation by Purchaser of the right to delay the acceptance or purchase of or payment for CCPRs is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return CCPRs deposited by or on behalf of Holders promptly after the termination or withdrawal of the Offer.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at it address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the persons who tendered the CCPRs to be withdrawn, the number of CCPRs to be withdrawn and the name of the registered Holder, if different from that of the person who tendered the CCPRs. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding on all parties. No withdrawal of CCPRs will be deemed to have been made properly until all defects and irregularities have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failing to give such notification.

     Withdrawals may not be revoked and any CCPRs properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3 above.

5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER

     The following is a general discussion of certain federal income tax consequences of a sale of the CCPRs pursuant to the Offer. This summary is of a general nature only and does not discuss all aspects of federal income taxation that may be relevant to each particular Holder in light of such Holder's particular circumstances. In addition, the summary does not discuss aspects of federal income taxation that may be relevant to Holders subject to special treatment under the federal income tax laws, such as foreign persons, dealers in securities, insurance companies, tax-exempt organizations, banks, thrifts, regulated investment companies or Holders that do not hold CCPRs as capital assets (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")). This summary is based on the Code, Treasury regulations thereunder, and the administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

     The summary of certain of the federal income tax consequences of a sale of CCPRs pursuant to the Offer set forth below assumes that (i) CCPRs are treated as debt instruments for federal income tax purposes, (ii) all of the payments received in connection with the sale of CCPRs pursuant to the Offer qualify for capital gain treatment under the Code, and (iii) neither Class A Interests in ACPLP nor CCPRs were or are traded on an established securities market. It is unclear whether the Internal Revenue Service or a court would treat CCPRs as debt instruments, and CCPRs could be treated as, among other things, either interests in a partnership among Holders and Amgen or as equity interests in Amgen. If CCPRs are not treated as debt instruments for federal income tax purposes, the tax consequences to Holders of a sale of CCPRs pursuant to the Offer could be materially different than the tax consequences summarized below.

     Furthermore, the federal income tax consequences to Holders who sell CCPRs pursuant to the Offer will depend, in whole or in part, on the tax consequences to such Holders of their receipt of CCPRs in exchange for their Class A Interests in ACPLP. Among other things, the character of gain or loss on a sale of CCPRs pursuant to the Offer, the time or times, if any, at which Holders must include interest in income and the amount of such interest income, and the application of rules applicable to dispositions of installment obligations will be determined by the federal income tax treatment applicable to dispositions of Class A Interests in ACPLP in exchange for Advance Payments and CCPRs.

     EACH HOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF SELLING CCPRS PURSUANT TO THIS OFFER. THIS SUMMARY DOES NOT DISCUSS ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF SELLING CCPRS PURSUANT TO THIS OFFER.

     CONSEQUENCES TO HOLDERS WHO TENDER CCPRS.   Under current Treasury
regulations, a Holder who tenders CCPRs pursuant to the Offer generally will recognize gain or loss equal to the difference between (i) the Holder's "amount realized" (reduced by any portion treated as interest as described below) and
(ii) the Holder's adjusted tax basis in the CCPRs tendered. In general, the amount realized with respect to a CCPR sold pursuant to the Offer is the amount of cash received by the Holder in exchange for such CCPR. A Holder's adjusted tax basis in his or her CCPRs will vary depending on the Holder's particular circumstances. Under current Treasury regulations, a portion of the amount realized on a sale of CCPRs pursuant to the Offer will be treated as a principal payment. The portion treated as a principal payment will be an amount equal to the present value of the amount realized, determined by discounting the amount realized at the "applicable federal rate" set forth in the Code from the date of the sale of CCPRs pursuant to the Offer to the date on which Amgen exercised the Partnership Purchase Option (March 12, 1993). The excess of the amount realized over the portion that is treated as a principal payment will be taxable at ordinary income tax rates (currently a maximum of 39.6% for non-corporate taxpayers) as interest. Alternatively, Holders may determine the tax consequences of a sale of CCPRs using any other reasonable method, including a method which would have been required under proposed Treasury regulations in effect at the time the CCPRs were issued. Holders should consult their own tax advisors concerning the application of such proposed Treasury regulations.

     TAXATION OF NET CAPITAL GAIN OR LOSS. The Taxpayer Relief Act of 1997 (HR
2014) (the "Taxpayer Relief Act"), enacted into law on August 5, 1997, generally reduces the maximum rate of tax on net capital gain for individuals, estates and trusts from 28% to 20%. In addition, the Act provides for additional rate reductions on gains attributable to dispositions of certain property for taxable years beginning after December 31, 2000. However, for sales or exchanges of capital assets after July 28, 1997, the 20% rate applies only to gains attributable to such assets that were held for more than 18 months. The 28% rate continues to apply to gains attributable to sales or exchanges of capital assets held for more than one year but not more than 18 months. For non-corporate taxpayers, capital losses are deductible only to the extent of capital gains plus up to $3,000 of ordinary income. If capital losses are not used in a tax year, such losses generally can be carried forward to succeeding tax years indefinitely. Non-corporate taxpayers are not entitled to carry back capital losses to prior taxable years.

     Under current law, the maximum federal income tax rate applicable to capital gains and ordinary income for corporations is 35%. Corporations may only offset capital losses only against capital gains. Corporations are entitled to carry back unused capital losses to the three preceding taxable years and carry forward unused capital losses to the succeeding five taxable years.

     WITHHOLDING TAXES. The Purchaser intends to withhold federal income tax at a 30% rate (or at a lesser rate prescribed by a Treaty, if appropriate certifications are made) on the portion of amounts paid pursuant to the Offer to foreign Holders that constitutes interest income, to the extent required by applicable law.

     BACKUP WITHHOLDING. A Holder (other than corporations and certain foreign individuals) who tenders CCPRs may be subject to 31% backup withholding unless he or she provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he or she is awaiting a TIN. A Holder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. IF A HOLDER WHO IS SUBJECT TO BACKUP WITHHOLDING DOES NOT PROPERLY COMPLETE AND SIGN THE SUBSTITUTE FORM W-9, THE PURCHASER WILL WITHHOLD 31% FROM PAYMENTS TO SUCH HOLDER. SEE INSTRUCTION 4 TO THE LETTER OF TRANSMITTAL.

     POSSIBLE LEGISLATIVE TAX CHANGES. There have been a number of proposals made in Congress and by the Treasury Department and other government agencies for changes in the federal income tax laws. In addition, the Internal Revenue Service has proposed and may still be considering changes in regulations and procedures. It is likely that further proposals will be forthcoming or that previous proposals will be revived in some form in the future. It is impossible to predict with any degree of certainty what past proposals may be revived or what new proposals may be forthcoming, the likelihood of adoption of any such proposals, the likely effect of any such proposals upon the sale of CCPRs, or the effective date of any legislation or regulatory changes which may derive from any such past or future proposals. Holders are strongly urged to consider ongoing developments in this uncertain area.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OFFER.

6.   PRICE RANGE OF THE CCPRs

     A nominee of the Funds has purchased approximately 22.87 CCPRs or CCPR equivalents at the prices and dates in the table below.

                                                            Distributions Since
   Trade Date       Price per Unit      Number of Units          Purchase(1)
----------------    --------------      ---------------     -------------------
October 28, 1996      $180,000                0.50                 $48,236
January 25, 1997       240,000                0.50                  32,272
July 18, 1997          226,000                0.50                    --
Various(2)(3)          182,800               21.37                  46,259

     --------------------------------------

     / /  1  / /  / /    Cash which has been paid per CCPR from acquisition
                         through the May 1997 distribution.
     / /  2  / /  / /    These trades represent the purchases of Fractional
                         CCPRs (as defined in Section 9).  These purchases were
                         effected through a private tender offer and several
                         other private transactions which occurred from November
                         15, 1996 through July 1, 1997.
     / /  3  / /  / /    In addition to the purchases included in the table, in
                         August 1997, the Purchaser agreed to buy an additional
                         2,875 Fractional CCPRs (as defined in Section 9) from a single holder for $1.5 million. On an equivalent basis, these Fractional CCPRs represent approximately
                         6.7 CCPRs. The equivalent purchase price is approximately $225,000 per CCPR. The Purchaser has not yet received an executed purchase agreement with respect to these Fractional CCPRs. As a result, it is possible that the transaction may not be completed.
                         See Section 9, "Certain Information Concerning the
                         Purchaser."

     The Purchaser is not aware of any public market for the CCPRs.

     The Purchase Price represents the price at which the Purchaser is willing to purchase CCPRs. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the

Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Purchaser did not attempt to obtain current independent valuations or appraisals of the underlying assets owned by the Partnership. Other measures of the value of the CCPRs may be relevant to Holders. HOLDERS ARE URGED TO CONSIDER CAREFULLY ALL OF THE INFORMATION CONTAINED HEREIN AND CONSULT WITH THEIR OWN ADVISORS, TAX, FINANCIAL OR OTHERWISE, IN EVALUATING THE TERMS OF THE OFFER BEFORE DECIDING WHETHER TO TENDER CCPRs.

7.   EFFECT OF THE OFFER ON EXCHANGE ACT REGISTRATION

     The CCPRs are currently registered under the Exchange Act. Such registration may be terminated upon application of the Amgen to the Commission if the CCPRs are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the CCPRs under the Exchange Act would substantially reduce the information required to be furnished by Amgen to Holders and to the Commission and would make certain of the provisions of the Exchange Act no longer applicable to the CCPRs.

8.   CERTAIN INFORMATION CONCERNING CONTRACTUAL CONTINGENT PAYMENT RIGHTS

     Amgen Clinical Partners, L.P. ("ACPLP" or the "Partnership") was formed in 1987 to finance the clinical development of granulocyte colony stimulating factor, or G-CSF, (trade name Neupogen-Registered Trademark-) and certain growth factors. Neupogen was approved by the United States Food and Drug Administration ("FDA") in 1990 for use as an adjunct to chemotherapy. Neupogen stimulates the immune system by causing the production of white blood cells in patients whose immune system has been impaired by chemotherapy. Neupogen was commercially introduced in 1991 and is marketed by Amgen in North America, AMRO (an Amgen-Roche joint venture) in 10 countries of the European Union, and Roche in certain other European countries including the former COMECON countries of Central and Eastern Europe. None of the other growth factors under development by the Partnership was successfully developed.

     In March 1993, Amgen exercised the Partnership Purchase Option (the "PPO") and purchased all the outstanding limited partnership interests in ACPLP pursuant to the Partnership Purchase Agreement (the "PPA") for a cash payment (the "Advance Payment") of $25,000 and a contingent payment right (the "CCPR"). The CCPR entitles a Holder to receive cash payments based on the sales of Neupogen in certain territories through 2005. The terms of such payments are set forth in more detail in the PPA, which may be obtained upon request from the Purchaser.

     Since Neupogen's introduction in 1991, sales have grown rapidly to a level of $1,016 million in 1996. The following table illustrates the sales of Neupogen as reported in the corresponding Amgen Form 10-K. The chart also shows yearly growth rates for Neupogen sales from 1992 to 1996 as well as the growth rate in Neupogen sales in the first half of 1997 as compared to the same period a year earlier.

                           Historical Neupogen Sales

                                         Sales        Growth
                         Period        (MILLIONS)    Rate (%)
                     -------------     ----------    --------

                          1992           $544           --
                          1993            719           32%
                          1994            829           15%
                          1995            936           13%
                          1996          1,016            9%

                        H1   1996        $488           --
                        H1   1997         516            6%

     The chart illustrates that the rate of growth in Neupogen sales has declined in each of the last three years. In the recently published June 30, 1997 Form 10-Q, the Company stated that "...worldwide Neupogen sales for 1997 are expected to grow at a rate lower than the 1996 growth rate. Future
Neupogen sales increases are dependent primarily upon further penetration of existing markets, the timing and nature of additional indications for which the product may be approved and the effects of competitive products. Although not approved or promoted for use in Amgen's domestic or foreign markets, except for Australia, the Company believes that approximately 10% of its worldwide Neupogen sales are from off-label use as a supportive therapy in various AIDS-related treatments. Changes in AIDS therapies, including therapies that may be less myelosuppressive, are believed to have adversely affected and are expected to continue to adversely affect such sales. Neupogen usage is expected to continue to be affected by cost containment pressures on health care providers worldwide. In addition, international Neupogen sales will continue to be subject to changes in foreign currency exchange rates and government budgets."

     AVAILABLE INFORMATION. ACPLP was acquired by Amgen in March 1993 and is no longer subject to the informational filing requirements of the Exchange Act. Amgen is subject to the information filing requirements of the Exchange Act. In accordance with the requirements of the Exchange Act, Amgen files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; 7 World Trade Center, 13th Floor, New York, New York 10048 and 90 Devonshire Street, Suite 700, Boston, Massachusetts 02109. Copies may be obtained upon payment of the Commission's prescribed fees by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material can also be obtained at the office of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006-1506. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

9.  CERTAIN INFORMATION CONCERNING THE PURCHASER

     PharmaInvest, L.L.C., a Delaware limited liability company, was formed in August 1997 to act as nominee for Pharmaceutical Royalties, L.L.C. ("PRLLC"), a Delaware limited liability company formed in July 1996 and Pharmaceutical Royalty Investments, Ltd. ("PRILTD"), a Bermuda company formed in May 1996, each of which has been organized to invest in royalty interests and contractual contingent payment rights which derive cash payments based on the sale of pharmaceutical and biotechnology products. CCPRs acquired by PRILTD pursuant to the Offer will be assigned to certain of its subsidiaries. The Purchaser and the Funds are managed by Pharmaceutical Partners, L.L.C. ("PPLLC"). The principal executive offices of PPLLC Purchaser are located at 70 East 55th Street, 23rd Floor, New York, NY 10022. PPLLC is the sole member of the Purchaser. The name, business address, present principal occupation or employment, five-year employment history and citizenship of each member of PPLLC are set forth in Schedule I hereto.

     Except as described in this Offer to Purchase, during the last five years neither Purchaser, the Funds nor, to the best knowledge of Purchaser and the Funds, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

     Except as described below, (i) neither Purchaser, the Funds or, to the best knowledge of Purchaser and the Funds, any of the persons listed in Schedule I hereto or any affiliate of any such person, beneficially owns or has a right to acquire any CCPR and (ii) neither Purchaser, the Funds, or, to the best knowledge of Purchaser and the Funds, any of the other persons referred to above, or any affiliate of any of the foregoing, has effected any transaction in the CCPRs during the past 60 days.

     The Purchaser, its affiliates and former affiliates have acquired a total of 34.5 CCPRs over the past three years, with the most recent transaction being effected in July of 1997. A former affiliate of the Purchaser had been purchasing the CCPRs since January of 1994, with the most recent purchase in April 1996. The former affiliate owns 33 CCPRs and is no longer purchasing these assets.

     The Purchaser owns 1.5 CCPRs with the most recent acquisition closed in July 1997. The Purchaser also owns fractional CCPRs (the "Fractional CCPRs") that represent a right to receive a portion of the cash flows attributable to the CCPRs formerly owned by PaineWebber R&D Partners, L.P. On an equivalent basis, these Fractional CCPRs owned by the Purchaser represent approximately
21.37 CCPRs.  The most recent purchase of Fractional CCPRs was closed in July
1997.

     In addition, in August 1997 the Purchaser agreed to buy an additional 2,875 Fractional CCPRs from a single holder for $1.5 million. On an equivalent basis, these Fractional CCPRs represent approximately 6.7 CCPRs. The equivalent purchase price is approximately $225,000 per CCPR. The Purchaser has not yet received an executed purchase agreement with respect to these Fractional CCPRs. As a result, it is possible that the transaction may not be completed.

     Except as described in this Offer to Purchase, (i) neither Purchaser, the Funds or, to the best knowledge of Purchaser and the Funds, any of the persons listed in Schedule I has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any CCPRs, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any CCPRs, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies and (ii) there have been no contacts, negotiations or transactions between Purchaser, the Funds or any of their affiliates or, to the best knowledge of Purchaser and the Funds, any of the persons listed in Schedule I hereto, on the one hand, and Amgen or any of its affiliates, on the other hand, concerning: a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a call or other transfer of a material amount of assets.

10.  SOURCE AND AMOUNT OF FUNDS

     The Purchaser estimates that the maximum amount of funds required to purchase CCPRs pursuant to the Offer and to pay related costs and expenses will be approximately $38.4 million. The Purchaser presently anticipates that all amounts required for the purchase of CCPRs and to pay related costs and expenses will be funded from existing cash balances of the Purchaser and its affiliates. Obtaining financing is not a condition to the Offer.

11.  BACKGROUND OF THE OFFER

     PharmaInvest, L.L.C., a Delaware limited liability company, was formed in August 1997 to act as nominee for Pharmaceutical Royalties, L.L.C., a Delaware limited liability company formed in July 1996 and Pharmaceutical Royalty Investments, Ltd., a Bermuda company formed in May 1996, each of which has been organized to invest in royalty interests and contractual contingent payment rights which derive cash payments based on the sale of pharmaceutical and biotechnology products. Purchaser and the Funds are managed by PPLLC. As a result, it is the business of the PPLLC to identify, evaluate and acquire pharmaceutical royalty interests and contractual contingent payment rights, including the CCPRs. The Purchaser and the Funds have from time to time acquired CCPRs from Holders wishing liquidity, principally through inquiries made by or through PaineWebber Inc. investment executives. With respect to the Offer, PPLLC first contacted Amgen and notified Amgen of its interest in making an offer for the CCPRs in July 1997. On July 21, PPLLC sent a letter to Amgen requesting the list of names and addresses of Holders, which was received from Amgen shortly thereafter. Following several telephone conversations with Amgen in July and August, PPLLC sent to Amgen, on August 8, a summary of the proposed terms of the Offer as well as information relating to the Purchaser and PPLLC. On August 14, PPLLC sent a draft copy of the Offer document to Amgen and on August 15 and 18 had several additional conversations with Amgen regarding the Offer. On August 21 the Purchaser commenced the Offer.

12.  PURPOSE OF THE OFFER

     The purpose of the Offer is to enable Purchaser and the Funds to acquire CCPRs for investment purposes. The Purchaser is making this Offer because the Funds believe that the CCPRs represent an attractive investment opportunity for the Funds at the price offered. There can be no assurance, however, that this belief is correct and, as a result, ownership of CCPRs (either by the Purchaser, the Funds or Holders who retain their CCPRs) remains a speculative investment. The Funds are acquiring the CCPRs solely for investment purposes.. Following the completion of the Offer, the Purchaser, the Funds and their affiliates may acquire additional CCPRs. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable, and may be at prices higher or lower than the price to be paid for the CCPRs purchased in the Offer.

     No appraisal rights are available to Holders in connection with the Offer.

13.  DISTRIBUTIONS TO HOLDERS

     Selected historical distributions per CCPR are illustrated in the table below.

                      Quarterly Cash Distributions per CCPR

                                   Payment    Cash Payment1
                  Sales Period      Date         per CCPR
                  ------------     -------    -------------

                    Q1 1995        May-95       $12,775
                    Q2 1995        Aug-95        15,011
                    Q3 1995        Nov-95        13,967
                    Q4 1995        Feb-96        15,047
                    Q1 1996        May-96        13,926
                    Q2 1996        Aug-96        15,859
                    Q3 1996        Nov-96        15,964
                    Q4 1996        Feb-97        17,033
                    Q1 1997        May-97        15,239

_______________________
(1) Quarterly distributions are reduced by $439 per CCPR to repay a milestone payment made by Hoffman-La Roche in 1990. This deduction will cease with the distribution relating to Neupogen sales for the quarter ending Dec. 31, 1999.

     Amgen Clinical Partners, L.P.'s Partnership Purchase Option provides that quarterly payments shall be reduced by 25% beginning with the August 1997 payment (related to Neupogen sales made during the 2nd quarter of 1997) until the $25,000 Advance Payment per CCPR has been recouped. Over the last year, payments per quarter have averaged approximately $16,000 per CCPR. As a result, based on the current payment rate, Purchaser estimates that future payments per CCPR will be reduced by approximately $4,000 per quarter for 6-7 quarters.

14.  CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered CCPRs promptly after expiration or termination of the Offer), to pay for any CCPRs tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any CCPRs tendered, and may amend or terminate the Offer (whether or not any CCPRs have theretofore been purchased or paid for) if, (i) Purchaser is not satisfied, in its sole discretion, that, upon purchase of the CCPRs pursuant to the Offer, it, the Funds and/or their nominee will have full rights to ownership as to all such CCPRs and that it, the Funds and/or their nominee will become registered holder of the purchased CCPRs, (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser, or (iii) at any time before acceptance for payment of, or payment for, such CCPRs any of the following events shall occur or shall be deemed by Purchaser to have occurred:

          (A) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational (other than actions, proceedings, applications or counterclaims filed or initiated by Purchaser), which (i) seeks to challenge the acquisition by Purchaser of the CCPRs, restrain, prohibit or delay the making or consummation of the Offer, or obtain any damages in connection with any of the foregoing, (ii) seeks to make the purchase of or payment for, some or all of the CCPRs pursuant to the Offer or otherwise, illegal, (iii) seeks to impose limitations on the ability of Purchaser, the Funds or any of their respective affiliates effectively to acquire or hold, or requiring Purchaser, the Funds or any of their respective affiliates to dispose of or hold separate, any portion of the assets or the business of Purchaser, the Funds or their respective affiliates, or impose limitations on the ability of Purchaser, the Funds or any of their respective affiliates to continue to conduct, own or operate all or any portion of their businesses and assets as heretofore conducted, owned or operated, (iv) seeks to impose or may result in material limitations on the ability of Purchaser or any of its affiliates to exercise full rights of ownership of the CCPRs purchased by them, (v) is reasonably likely to result in a material diminution in the benefits expected to be derived by Purchaser, the Funds or any of their respective affiliates as a result of the transactions contemplated by the Offer or
     (vi) seeks to impose voting, procedural, price or other requirements in addition to those under Delaware law and federal securities laws (each as in effect on the date of the Offer to Purchase) or any material condition to the Offer that is unacceptable (in its reasonable judgment) to Purchaser;

          (B) there shall have been proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer by any domestic, foreign or supranational government or any governmental, administrative or regulatory authority or agency or by any court or tribunal, domestic, foreign or supranational, any statute, rule, regulation, judgment, decree, order or injunction that might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (vii) of paragraph (A) above;

          (C) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material adverse change (or any existing or threatened condition, event or development involving a prospective material adverse change) in United States or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (iv) the commencement of a war, armed hostilities or other international or national calamity, directly or indirectly involving the United States, (v) any limitations (whether or not mandatory) imposed by any governmental authority on, or any event which might have material adverse significance with respect to, the nature or extension of credit or further extension of credit by banks or other lending institutions, (vi) any significant adverse change in securities or financial markets in the United States or abroad or (vii) in the case of any of the foregoing, a material acceleration or worsening thereof;

          (D) any change (or any development involving a prospective change shall have occurred or be threatened in the business, financial condition, results of operations, or prospects of Amgen's Neupogen franchise which, in the sole judgment of the Purchaser, is, or may be, materially adverse to the Holders, or the Purchaser shall become aware of any fact (including without limitation any such change or development) which, in the sole judgment of the Purchaser, has, or may have, materially adverse significance with respect to the Holders; or

          (E) a tender offer or exchange offer for some portion or all of the CCPRs shall have been commenced or publicly proposed to be made by any other person or entity, or it shall have been publicly disclosed or the Purchaser shall have learned or the Purchaser shall have cause to believe that any other person or entity shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the CCPRs, or Amgen shall have authorized, recommended, or proposed, or shall have announced an intention to authorize, recommend, or propose, any other material change in its arrangement with the Holders; or

     The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser regardless of the circumstances (other than any action or inaction by Purchaser or any of its affiliates) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any reasonable determination by Purchaser concerning any of the events described herein shall be final and binding.

15.  CERTAIN LEGAL MATTERS

     The Purchaser is not aware of any license or other regulatory permit which appears to be material Amgen's business and that might be adversely affected by the Purchaser's acquisition of CCPRs pursuant to the Offer, any approval or other action by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of CCPRs by the Purchaser pursuant to the Offer, or any state takeover statute that is applicable to the Offer. Should any such approval or other action be required, or any such state takeover statute be applicable, the Purchaser will evaluate at such time whether such approval or action will be sought or compliance with such takeover statute will be effected. There can be no assurance that any such approval, action, or compliance, if needed, would be obtained or effected or, if obtained or effected, would be obtained or effected without substantial conditions or adverse consequences. The Purchaser's obligation to purchase and pay for the tendering CCPRs is subject to certain conditions, including conditions relating to the legal matters discussed herein. Section 14 above for certain conditions to the offer.

     APPRAISAL RIGHTS. Holders will not have appraisal rights as a result of the Offer.

     MARGIN REQUIREMENTS. The CCPRs are not "margin securities" under the regulations of the Board of Governors and the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

     ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of CCPRs contemplated by the Offer.

     In addition, the Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of acquisitions, mergers, and other commercial transactions. At any time before or after the Purchaser's purchase of CCPRs, the Antitrust Division of the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest regarding such purchase, including seeking to enjoin the purchase of CCPRs pursuant to the Offer, the divestiture of CCPRs purchased by the Purchaser or the divestiture of substantial assets of the Purchaser, the Funds and their respective affiliates or Amgen.. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the result will be.

16.  FEES AND EXPENSES

     Purchaser has retained The Herman Group to act as the Information Agent and Depositary in connection with the Offer. The Herman Group will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of CCPRs pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

17.  MISCELLANEOUS

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) Holders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of the jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Holders in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of the jurisdiction.

     Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-1 under the Exchange Act containing certain additional information with respect to the Offer. The Schedule and any amendments to the Schedule, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in Section 8 above (except that they will not be available at the regional offices of the Commission).

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

August 21, 1997                                             PHARMAINVEST, L.L.C.
                                                PHARMACEUTICAL ROYALTIES, L.L.C.
                                         PHARMACEUTICAL ROYALTY INVESTMENTS LTD.

                                                                      SCHEDULE I


The following sets forth the name, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each member of the Manager of the Purchaser and the Funds. The Manager, Pharmaceutical Partners, L.L.C. is the sole member of the Purchaser. The business address of each such person is 70 East 55th Street, 23rd Floor, New York, NY, 10022. Unless otherwise indicated below, each person is a citizen of the United States.

    STEPHEN EVANS-FREKE, 45 years old, is a Managing Member of Pharmaceutical Partners, L.L.C. ("PPLLC"), the Manager of the Purchaser. He currently serves as Chairman and Chief Executive Officer of SUGEN, Inc., a biotechnology company that he founded in 1991. Mr. Evans-Freke also served as non-executive Chairman of the Board of Selectide Corporation, a drug discovery company he founded in 1990, until the sale of that company to Marion Merrell Dow in 1995. Prior to founding SUGEN and Selectide, Mr. Evans-Freke had a 14 year career with PaineWebber Inc. in which his last position was President of PaineWebber Development Corporation and member of the Board of Directors of PaineWebber Inc. Mr. Evans-Freke received a degree in Law from Trinity College, University of Cambridge, England in 1972. Mr. Evans-Freke is a British citizen.

    PABLO LEGORRETA, 33 years old, is a Managing Member of PPLLC. Prior to joining PPLLC in 1996, Mr. Legorreta was employed by Lazard Freres in New York. Prior to joining Lazard Freres in 1991, Mr. Legorreta was employed by the Lazard Houses in Paris, which he joined in 1988. Mr. Legorreta earned a degree in Industrial Engineering from Universidad Iberoamericana in Mexico City, Mexico, in 1985. Mr. Legorreta is a citizen of Mexico.

    DAVID MADDEN, 34 years old, has been a Managing Member of PPLLC since February 1997. Mr. Madden was most recently President, Chief Executive Officer and Director of Selectide Corporation. Mr. Madden was employed by Selectide from 1992 until the sale of the company to Marion Merrell Dow in 1995. Prior to joining Selectide, Mr. Madden was a Vice President of PaineWebber Development Corporation, which he joined in 1987 as an Associate.
 Mr. Madden received a B.S.E.E. degree, MAGNA CUM LAUDE, from Union College in Schenectady, NY in 1984 and an M.B.A. from Columbia University in New York, NY in 1986.

    RORY RIGGS, 44 years old, is a Managing Member of PPLLC. He currently serves as President of Biomatrix Corporation, which he joined in 1986. Prior to joining Biomatrix Corporation, Mr. Riggs was interim President and Chief Executive Officer of the RF&P Corporation from 1991 through 1995. Mr. Riggs received a B.A. in Economics and Mathematics from Middlebury College in Middlebury, VT and an M.B.A. from Columbia University in New York, NY.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each Holder or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary or the Purchaser, at one of the addresses set forth below:

                THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER IS:

                                   THE HERMAN GROUP

BY TELEPHONE:          BY MAIL:                                BY FACSIMILE:
(800) 354-0049         2121 San Jacinto Street, 26th Floor     (214) 999-9348
                       Dallas, TX  75201                       (214) 999-9323



                                  THE PURCHASER IS:

                                 PHARMAINVEST, L.L.C.

BY TELEPHONE:          BY MAIL:                                BY FACSIMILE:
(800) 600-1450         70 East 55th Street, 23rd Floor         (212) 751-9324
(212) 751-9300         New York, NY  10022                     (212) 759-9157


                       BY E-MAIL:
                       Bio@pharma-partners.com

Questions and requests for assistance may be directed to the Information Agent or Purchaser. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or the Purchaser and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.